FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Rubicon Minerals Corporation (“Rubicon”)
1540 - 800 West Pender Street
Vancouver, B.C. V6C 2V6

Item 2.	Date of Material Change

March 5, 2009

Item 3.	News Release

The news release was disseminated via Marketwire on March 5, 2009.

Item 4.	Summary of Material Change

Rubicon Minerals closes $40 million financing

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

Rubicon Minerals Corporation (TSX.RMX: NYSE-AMEX.RBY) (the "Company") is pleased to announce that it has closed its previously announced brokered “bought deal” private placement (the “Offering”), raising gross proceeds of $40,000,000.  Pursuant to the Offering, the Company issued 25,000,000 common shares (the “Common Shares”) at a price of $1.60 per Common Share.  GMP Securities L.P. acted as lead agent in connection with the Offering, along with a syndicate of agents that included Macquarie Capital Markets Canada Ltd., TD Securities Inc., Research Capital Corporation, BMO Nesbitt Burns Inc., Genuity Capital Markets, Thomas Weisel Partners Canada Inc. and Dundee Securities Corporation.

Proceeds from the issue and sale of the Common Shares shall be used for exploration and development of its Phoenix property, plus general and administrative and working capital purposes.

All securities issued under the Offering are subject to a four-month hold period, expiring July 6, 2009.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

David W. Adamson, President & CEO (Tel: (604) 623-3333)

Item 9.	Date of Report

March 13, 2009

News Release
TSX:RMX | NYSE-AMEX:RBY March 5, 2009

Rubicon Minerals closes $40 million financing

Rubicon Minerals Corporation (TSX.RMX: NYSE-AMEX.RBY) (the "Company") is pleased to announce that it has closed its previously announced brokered “bought deal” private placement (the “Offering”), raising gross proceeds of $40,000,000.  Pursuant to the Offering, the Company issued 25,000,000 common shares (the “Common Shares”) at a price of $1.60 per Common Share.   GMP Securities L.P. acted as lead agent in connection with the Offering, along with a syndicate of agents that included Macquarie Capital Markets Canada Ltd., TD Securities Inc., Research Capital Corporation, BMO Nesbitt Burns Inc., Genuity Capital Markets, Thomas Weisel Partners Canada Inc. and Dundee Securities Corporation.

Proceeds from the issue and sale of the Common Shares shall be used for exploration and development of its Phoenix property, plus general and administrative and working capital purposes.

All securities issued under the Offering are subject to a four-month hold period, expiring July 6, 2009.

The private placement is subject to final acceptance by the Toronto Stock Exchange.

RUBICON MINERALS CORPORATION
“David W. Adamson”
President & CEO

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Not for release to U.S. wire services or within the United States.

Forward Looking Statements

This news release contains certain statements that may be considered "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements , except as required by law, in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for the Company’s proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.